[99 Cent letterhead]



                              October 22, 2002


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Attn:  Mr. Ted Yu

Dear Mr. Yu:

     Pursuant to Rule 477(a) and (b) of the Securities Act of 1933, as amended (the "Securities Act"), we hereby withdraw the Registration Statement, on Form S-1, of 99 Cent Stuff, Inc. (Registration No. 333-92048), effective as of the date hereof or as soon thereafter as practicable.

     Please be advised that the grounds on which this application for withdrawal is being made are the difficult market conditions for initial public offerings.

     Please also be advised that no securities were sold in connection with the offering relating to such Registration Statement, and that we may undertake a subsequent private offering of securities in reliance upon Rule 155(c) of the Securities Act.

     Please call the undersigned at (561) 999-9815 or Michael D. Karsch at Sachs Sax Klein (561) 994-4499 with any questions you may have.

     Very truly yours,

     99 CENT STUFF, INC.


     /s/ Raymond Zimmerman
     ----------------------
     By: Raymond Zimmerman
     Title: Chairman and
       Chief Executive Officer